UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

CPEX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

Michael Blitzer

Kingstown Capital Partners, LLC

11 East 44th Street, 7th Floor

New York, NY 10017

(212)319-1309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒ (See explanatory note to this Schedule 13D)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN PARTNERS MASTER LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 139,214

	8	Shared Voting Power 139,214

	9	Sole Dispositive Power 139,214

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,214

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person CO

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,357

	8	Shared Voting Power 13,357

	9	Sole Dispositive Power 13,357

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,357

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person PN

CUSIP No. 12620N104

1	Name of Reporting Person KTOWN, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,585

	8	Shared Voting Power 6,585

	9	Sole Dispositive Power 6,585

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,585

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person PN

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN CAPITAL PARTNERS, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN CAPITAL MANAGEMENT L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person PN

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN MANAGEMENT GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 12620N104

1	Name of Reporting Person MICHAEL BLITZER

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person GUY SHANON

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person GEORGE P. BAUER

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 164,372

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,216

11	Aggregate Amount Beneficially Owned by Each Reporting Person 164,372

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person CAROL B. BAUER

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,216

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,216

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,216

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person BRADLEY P. BAUER

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 12620N104

EXPLANATORY NOTE

Certain of the shares of the Common Stock, par value $0.01 per share (“Shares”) of CPEX Pharmaceuticals, Inc. (the “Issuer”) to which this Schedule 13D relates were previously reported by George P. Bauer, Carol B. Bauer and Bradley P. Bauer on Schedule 13G, the last amendment of which was filed on February 14, 2011.  This Schedule 13D shall be deemed to be a conversion of the Schedule 13G set forth above pursuant to Rule 13d-1(e) under the Exchange Act.

Item 1.                            Security and Issuer.

This statement relates to the Shares of the Issuer.  The address of the principal executive offices of the Issuer is 2 Holland Way, Exeter, New Hampshire 03833.

Item 2.                            Identity and Background.

(a)           This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Capital Partners, LLC, a Delaware limited liability company (“General Partner”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Kingstown Partners II, L.P. a Delaware limited partnership (“Fund II”), Ktown, LP a Delaware limited partnership (“Ktown,” and together with Master Fund and Fund II, the “Funds”), Michael Blitzer, Guy Shanon, George P. Bauer, Carol B. Bauer and Bradley P. Bauer.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Kingstown Capital, Kingstown Management, General Partner, the Funds, Michael Blitzer and Guy Shanon are collectively referred to as the “Kingstown Reporting Persons”.  George P. Bauer, Carol B. Bauer and Bradley P. Bauer are collectively referred to as the “Bauer Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

General Partner is the general partner of each of the Funds.  Kingstown Capital is the investment manager of each of the Funds.  Kingstown Management is the general partner of Kingstown Capital.  Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management.  By virtue of these relationships, each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by the Funds.  Accordingly, the Kingstown Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Kingstown Capital, Kingstown Management, Fund II, Ktown, Michael Blitzer and Guy Shanon is 11 East 44th Street, 7th Floor, New York, New York 10017.  The principal business address of Master Fund is c/o Mourant Ozannes Corporate Services, 42 North Church Street, P.O. Box 1348, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of Master Fund and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.  The residence address of George P. Bauer and Carol B. Bauer is 206 Dudley Road, Wilton, CT 06897.  The residence address of Bradley P. Bauer is  S6553 Spring Valley Road, Loganville, WI 53943.

(c)           The principal business of each of the Funds is acquiring, holding and disposing of investments in various companies.  The principal business of Kingstown Capital is acting as the investment manager of Master Fund.  The principal business of Kingstown Management is acting as the general partner of Kingstown Capital.  The principal occupation of each of Mr. Blitzer and Mr. Shanon is acting as a managing member of Kingstown Management.  The principal occupations of Mr. George P. Bauer, Ms. Bauer and Mr. Bradley P. Bauer are private investor, homemaker and student, respectively.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Blitzer, Mr. Shanon, Mr. George P. Bauer, Ms. Bauer and Mr. Bradley P. Bauer are citizens of the United States of America.

Item 3.                            Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 139,214 Shares owned by Master Fund is approximately $3,758,778.00.  The aggregate purchase price of the 13,357 Shares owned by Fund II is approximately $360,639.00.  The aggregate purchase price of the 6,585 Shares owned by Master Fund is approximately $177,795.00.  The aggregate purchase price of the 5,216 Shares owned by Ms. Bauer is $73,806.40, including brokerage commissions, acquired using her personal funds.

Item 4.                            Purpose of Transaction.

On January 3, 2011, the Issuer entered into a merger agreement with FCB I Holdings Inc. (“FCB I”) and FCB I Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of FCB I (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into the Issuer (the “Merger”).  The Issuer has called a special meeting of stockholders for the purpose of voting on a proposal to adopt and approve the Merger Agreement.  The Issuer’s board of directors has fixed the close of business on February 1, 2011, as the record date for determining stockholders entitled to notice of and to vote at the special meeting (the “Special Meeting”).  If stockholders representing at least a majority of the outstanding shares of the Issuer’s common stock adopt and approve the Merger Agreement and the Merger is completed, the Issuer would become a wholly-owned subsidiary of FCB I, and each outstanding share of common stock would be entitled to receive $27.25 in cash, without interest and less any applicable withholding taxes, for each share of the Issuer’s common stock held by it (the “Offer Price”).

On February 23, 2011, the Kingstown Reporting Persons acquired all of the Shares now owned by them (the “Kingstown Shares”) from George P. Bauer.  In connection with that transaction, Mr. Bauer agreed to vote the Kingstown Shares as directed by Kingstown Management, as described in Item 6.

The Reporting Persons do not currently believe that the Merger is in the best interest of the Issuer’s stockholders or that that the Offer Price fully values the Kingstown Shares.  Accordingly, the Kingstown Reporting Persons currently intend to direct George P. Bauer to vote the Kingstown Shares against the adoption of the Merger Agreement and the Bauer Reporting Persons currently intend to vote the their Shares against the adoption of the Merger Agreement.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer regarding, among other things, the strategic direction and capital allocation of the Issuer, engaging in discussions with third parties, including other stockholders of the Issuer, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                            Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,616,936 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2011, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 4, 2011.

As of the close of business on February 23, 2011, Master Fund owned directly 139,214 Shares, constituting approximately 5.3% of the Shares outstanding, Fund II owned directly 13,357 Shares, constituting approximately 0.5% of the Shares outstanding and Ktown owned directly 6,585 Shares, constituting approximately 0.3% of the Shares outstanding.  By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of Kingstown Capital, Kingstown Management, General Partner and Messrs. Blitzer and Shanon may be deemed to beneficially own the Shares owned directly by the Funds.

As of the close of business on February 23, 2011, Carol B. Bauer owned directly in her brokerage account 5,216 Shares, constituting approximately 0.2% of the Shares outstanding.

(b)           Each of Master Fund, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Master Fund.  Each of Fund II, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Fund II.  Each of Ktown, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Ktown.

George P. Bauer has shared control over the brokerage accounts of Carol B. Bauer and Bradley P. Bauer, including shared voting and dispositive power over the Shares held therein.  George P. Bauer disclaims beneficial ownership of the Shares reported herein except to the extent of his pecuniary interest therein.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 24, 2011, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On February 22, 2011, in connection with the sale of the Kingstown Shares by George P. Bauer to Kingstown Reporting Persons, Mr. Bauer agreed to timely vote the Kingstown Shares (or consent in any action by written consent of stockholders in lieu of a meeting) in connection with the special meeting of stockholders and otherwise in the manner directed by Kingstown Management.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, is a party to any contract, agreement or understanding required to be disclosed herein.

Item 7.                    Material to be Filed as Exhibits.

99.1

Joint Filing Agreement, dated February 24, 2011, by and among Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Michael Blitzer, Guy Shanon, George P. Bauer, Carol B. Bauer and Bradley P. Bauer.

99.2	Letter agreement, dated February 22, 2010, by and between Kingstown Capital Partners, LLC and George P. Bauer.

CUSIP No. 12620N104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2011	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS, LLC

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

	By:	/s/ Michael Blitzer
Michael Blitzer Director

KINGSTOWN PARTNERS II, L.P.

	By:	Kingstown Capital Partners LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

/s/ George P. Bauer
GEORGE P. BAUER

/s/ Carol B. Bauer
CAROL B. BAUER

/s/ Bradley P. Bauer
BRADLEY P. BAUER

CUSIP No. 12620N104

SCHEDULE A

Directors and Officers of Kingstown Partners Master Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Michael Blitzer Director	Managing Member, Kingstown Management GP LLC	11 East 44th Street, 7th Floor, New York, New York 10017	United States

Guy Shanon Director	Managing Member, Kingstown Management GP LLC	11 East 44th Street, 7th Floor, New York, New York 10017	United States

Warren Keens Director	Director of Close Brothers (Cayman) Limited and Managing Director of Close Fund Services	Harbour Place, 4th Floor 103 South Church Street Grand Cayman, Cayman Islands	United Kingdom

CUSIP No. 12620N104

SCHEDULE B

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Transaction Date	Shares of Common Stock Purchased (Sold)	Price Per Share ($)

KINGSTOWN PARTNERS MASTER LTD.

2/17/2011	139,214	$27.00

KINGSTOWN PARTNERS II, L.P.

2/17/2011	13,357	$27.00

KTOWN, LP

2/17/2011	6,585	$27.00

GEORGE P. BAUER

2/18/2011	(100)	$27.05
2/17/2011	(159,156)	$27.00
2/3/2011	(9,715)	$26.93

CAROL B. BAUER

2/3/2011	(5,000)	$26.93

BRADLEY P. BAUER

2/17/2011	(1,145)	$28.00
2/7/2011	(125)	$26.70
2/4/2011	(9,830)	$26.95